SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  Schedule TO/A
                   Tender Offer Statement under Section 14(d)(1)
                 or 13(e)(1) of the Securities Exchange Act of 1934

                                (Amendment No. 2)

                             Ranger Industries, Inc.
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                            (Name of Subject Company)

                           Bumgarner Enterprises, Inc.
                               Charles G. Masters
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                      (Name of Filing Persons -- Offerors)

                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)

                                    75290710
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                      (CUSIP Number of Class of Securities)

                               Charles G. Masters
                           Bumgarner Enterprises, Inc.
                               3400 82nd Way North
                            St. Petersburg, FL 33710
                            Telephone: (727) 381-4904
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            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:
                         Herrick K. Lidstone, Jr., Esq.
                              Norton Lidstone, P.C.
                                5445 DTC Parkway
                             The Quadrant, Suite 850
                           Greenwood Village, CO 80111
                            Telephone: (303) 221-5552



/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
    Check the appropriate boxes below to designate any transactions to which the statement relates:
    /x/  third-party tender offer subject to Rule 14d-1.
    / /  issuer tender offer subject to Rule 13-4.
    / /  going-private transaction subject to Rule 13e-3.
    / /  amendment to Schedule 13D under Rule 13d-2.
    Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

      This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Bumgarner Enterprises, Inc., a Florida corporation ("Bumgarner"), on December 29, 2000, as amended and supplemented ("Schedule TO"), relating to the offer by Bumgarner to purchase up to 4,225,000 shares of common stock, par value $.01 per share, of Ranger Industries, Inc. ("Ranger") (the "Shares"), at $2.00 per Share, net to the seller in cash (less any required withholding taxes), upon the terms and subject to the conditions set forth in the offer to purchase, as amended and supplemented by the Supplement thereto dated January 24, 2001 (the "Offer to Purchase"), and in the related letter of transmittal, copies of which are attached as Exhibits 99(a)(1) and 99(a)(2) to the Schedule TO. The information set forth in the Second Supplement to the Offer to Purchase (the "Second Supplement"), a copy of which is attached as Exhibit 99(a)(9) hereto, is incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

ITEM 1.           Summary Term Sheet.

      See attached Exhibit 99(a)(11).

ITEM 4.           Terms of Transaction.

      See attached Exhibit 99(a)(11).

ITEM 6.           Purposes of the Transaction and Plans or Proposals.

      See attached Exhibit 99(a)(11).

ITEM 7.           Source and Amount of Funds or Other Consideration.

      See attached Exhibit 99(a)(11).

ITEM 12.          Exhibits.

99(a)(11)         Supplement to the Offer to Purchase dated January 29, 2001.

99(a)(12)         Text of Press Release issued by Bumgarner dated January 29,
                  2001.

99(b)(1) Firm Commitment Letter, dated January 19, 2001, from Guaranty Bank and Trust Company.

99(b)(2)          Letter, dated January 26, 2001, from Guaranty Bank and Trust
                  Company.

99(b)(3) Letter Agreement, dated January 26, 2001, between Guaranty Bank and Trust Company and Bumgarner.

99(b)(4) Commercial/Agricultural Revolving or Draw Note-Fixed Rate, dated January 29, 2001, by Bumgarner.

99(b)(5) Commercial Security Agreement, dated January 29, 2001, between Guaranty Bank and Trust Company and Bumgarner.

99(b)(6) Commercial Assignment of MMDA Account, dated January 29, 2001 by Bumgarner.

99(d)(8)          Guaranty, dated Janaury 29, 2001, by Charles G. Masters.



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





                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2001

                                    BUMGARNER ENTERPRISES, INC.



                                    By: /s/ Charles G. Masters
                                       ---------------------------------
                                       Name:  Charles G. Masters
                                       Title: President


                                    /s/ Charles G. Masters
                                    ------------------------------------
                                    Charles G. Masters



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



                                  EXHIBIT INDEX



99(a)(11)   Supplement to the Offer to Purchase dated January 29, 2001.

99(a)(12)   Text of Press Release issued by Bumgarner dated January 29, 2001.

99(b)(1) Firm Commitment Letter, dated January 19, 2001, from Guaranty Bank and Trust Company.

99(b)(2)    Letter, dated January 26, 2001, from Guaranty Bank and Trust
            Company.

99(b)(3) Letter Agreement, dated January 26, 2001, between Guaranty Bank and Trust Company and Bumgarner.

99(b)(4) Commercial/Agricultural Revolving or Draw Note-Fixed Rate, dated January 29, 2001, by Bumgarner.

99(b)(5) Commercial Security Agreement, dated January 29, 2001, between Guaranty Bank and Trust Company and Bumgarner.

99(b)(6) Commercial Assignment of MMDA Account, dated January 29, 2001 by Bumgarner.

99(d)(8)    Guaranty, dated Janaury 29, 2001, by Charles G. Masters.